UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2005

Flamel Technologies S.A.

(Translation of registrant’s name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux cedex France
(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

      Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

INFORMATION FILED WITH THIS REPORT

Document Index

99.1	Press release dated June 13, 2005 related to the announcement of a patent filing for the combination of Asacard® with COX-2 inhibitors.

99.2	Press release dated June 14, 2005 related the announcement of a patent filing for Trigger Lock™ system to prevent opioid misuse and abuse.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies S.A.
Dated: June 14, 2005	By:	/s/ Stephen H. Willard
	Name:	Stephen H. Willard
Title: Executive Vice President, Chief Financial Officer and General Counsel

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